FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated March 11, 2011

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Announcement

of Magyar Telekom Plc.

Hungary’s leading Telecommunications Company

The Board of Directors of Magyar Telekom Telecommunications Public Limited Company (registered seat: 1013 Budapest, Krisztina krt. 55.; Court of Registration: Metropolitan Court acting as Court of Registration; Registration Number: Cg. 01-10-041928) (the “Company”) hereby notifies the Shareholders of the Company that it convenes its Annual General Meeting

at 11.00 a.m. on April 12, 2011.

Venue of the General Meeting:

The Headquarters of Magyar Telekom Tölösi Conference Center

1013 Budapest, 1st district, Krisztina krt. 55.

Way of organizing the General Meeting: attendance in person

Agenda of the General Meeting:

1. Report of the Board of Directors on the management of Magyar Telekom Plc., on the business operation, on the business policy and on the financial situation of the Company and Magyar Telekom Group in 2010;

2. Decision on the approval of the 2010 consolidated annual financial statements of the Company prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor;

3. Decision on the approval of the 2010 annual stand alone financial statements of the Company prepared in accordance with the requirements of the Accounting Act (HAR); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor;

4. Proposal of the Board of Directors for the use of the profit after tax earned in 2010; presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor; decision on the use of the profit after tax earned in 2010, on the payment of dividends;

5. Authorization of the Board of Directors to purchase ordinary Magyar Telekom shares;

6. Decision on the approval of the Corporate Governance and Management Report;

7. Decision on granting relief from liability to the members of the Board of Directors;

8. Decision on the amendments of the Articles of Association of Magyar Telekom Plc.: 1.4 Sites and Branch Offices of the Company; 1.6.2. Other activities; 2.4. Transfer of shares (b); 2.5. Shareholders’ Register (2.5.3.); 4.5. Payment of Dividends; 4.7. Conditions for a General Meeting resolution resulting in the delisting of shares from the stock exchange; 5. Rights to Information and Closing of the Shareholders’ Register and 5.3. Closing of the Shareholders’ Register; 6.2. Matters within the Exclusive Scope of Authority of the General Meeting (h), (p); 7.4. Rules of Procedure and Chairman of the Board of Directors (7.4.1. (o)); 8.2. Members of the Supervisory Board (8.2.4.); 8.7. Audit Committee (8.7.1., 8.7.3., 8.7.5.); 9.4. Auditor’s Conflict of Interest;

9. Approval of the amended Rules of Procedures of the Supervisory Board;

10. Election of Member(s) of the Board of Directors, determination of the remuneration of the Board of Directors;

11. Election of Member(s) of the Supervisory Board;

12. Election of the Company’s Auditor and determination of its remuneration. Election of the Auditor personally responsible for the audit and the appointed deputy auditor.

Conditions for participation and exercising voting rights at the General Meeting

Shareholders may exercise shareholder’s rights at the General Meeting either in person or through a duly authorized representative.

a)              Shareholders participating in person shall identify themselves with their identity card or passport whereas their shareholder status is certified through being registered in the Share Registry. In order to ensure that shareholders are registered in the Share Registry the Company orders owner identification during which the securities account managers send the data of shareholders to KELER Zrt. that, on the basis of the received information, registers shareholders in the Share Registry until its closing. Shareholders who certify their shareholder status prior to the General Meeting, during registration by way of a securities account statement, issued to the name of the shareholder but are not registered in the Share Registry, may participate at the General Meeting but may not exercise voting rights.

b)             Any proxy shall be set forth in a notarized document or a private document with full probative force. If the proxy was prepared abroad the proxy must meet the requirements of the laws on the certification and super-certification of formal foreign documents. Further details can be obtained at the respective Hungarian embassy. The proxy shall be submitted during registration prior to the commencement of the General Meeting. In the event that the proxy was not issued in the Hungarian (or English) language, official Hungarian translation shall also be attached to the document. In the case of non-natural person shareholders, the powers of representation of the persons either signing the power of attorney or representing non-natural person shareholders at the General Meeting shall be certified by appropriate documents issued by a public authority or office (e.g. certificate of incorporation) or by a public notary. If the certification of the power of representation is in any language other than Hungarian (or English), official Hungarian translation thereof shall be attached. Regarding the exercise of the voting rights the provisions of Section a) shall apply respectively to regarding the authorized representative.

c)              Securities account managers, registered in the Share Registry and acting as nominees may act on behalf of the shareholder pursuant to Act CXX of 2001 (Act on Capital Markets).

The condition of exercising voting rights is that the shareholder or the nominee (except proxy holders acting on the basis of the authorization of the shareholder issued in the form of a notarized document or a private document with full probative force) is registered as such in the Share Registry at least six (6) working days prior to the date of the General Meeting (i.e. latest by April 1, 2011).

With regard to registration in the Share Registry the Company will request the owner identification of ordinary shares without blocking from KELER Zrt., with respect to shares issued by the Company in the face value of HUF 100 under serial number HU0000073507 ISIN with the record date of March 30, 2011. The registration of shareholders in the Share Registry shall be ensured by their respective securities account managers or if it is not requested by the securities account manager, the shareholder may initiate it in accordance with the provisions of the Articles of Association. Shareholders are informed by their securities account manager of the execution deadline for giving instructions to be registered in the Share Registry. The Company shall not be responsible for the consequences of any failure on behalf of securities account manager.

The closing of the Share Registry will take place at 3.00 p.m., on April 1, 2011.

Any person shall be entitled to exercise shareholders’ rights at the General Meeting, if such person has been duly registered in the Share Registry at the time of the closing of the Share Registry. The closing of the Share Registry does not limit the right of the shareholders registered in the Share Registry to transfer their shares following the closing of the Share Registry. Transfer of shares prior to the commencement date of the General Meeting does not affect the right of persons registered in the Share Registry to participate at the General Meeting and to exercise their shareholders’ rights thereat.

Registration will take place from 9.00 a.m. to 10.30 a.m. on the day of the General Meeting. In the event of appearance later than the above indicated period the Company shall not be responsible if the shareholder (or the proxy) misses part of the General Meeting due to late registration.

If the General Meeting does not have a quorum, the Board of Directors convenes the repeated General Meeting to April 26, 2011 at 11.00 a.m. with the same agenda and at the same venue. Registration will take place from 9.00 a.m. to 10.30 a.m. on the day of the repeated General Meeting. The repeated General Meeting shall have a quorum irrespective of the number of shareholders/votes being present.

Rights to information

Each shareholder complying with the above conditions has the right to participate at the General Meeting, to request information and to make comments. Holders of voting shares have the right to make proposals and to vote.

The Board of Directors shall provide the necessary information to any shareholder with respect to any matter on the agenda of the General Meeting upon the request of such shareholder submitted in writing at least eight days prior to the date of the General Meeting. The Board of Directors may refuse to provide such information only if that would violate a substantial business interest or business secret of the Company. As part of the rights of shareholders to information shareholders may not have access to the business books and other business documents of the Company.

Supplements to the agenda of a General Meeting

Shareholders representing at least one percent of the votes may, within eight days from the publication of the Announcement on the convocation of the General Meeting, request the Board of Directors in writing to include any issue in the agenda of the General Meeting and submit resolution proposals related to the agenda items.

Place of the availability of the documents of the General Meeting

Documents available in writing, and required by Section 304(1) of the Companies Act, of the General Meeting to be held on April 12, 2011 will be available subsequent to the publication on the web site of the Company from March 21, 2011 at the customer service office of KELER Zrt. (1075 Budapest, Asbóth u. 9-11.) between 9 a.m. — 3 p.m., on the web site of the Company (www.telekom.hu), on the web site of the Budapest Stock Exchange (www.bet.hu) and at the place of the General Meeting from the commencement of registration (April 12, 2011, from 9.00 a.m.).

This announcement is published in Hungarian and English. The Hungarian version shall prevail in case of any discrepancy between the two versions.

Budapest, March 11, 2011

The Board of Directors of Magyar Telekom Telecommunications Public Limited Company

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: March 11, 2011